ENTERRA ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
(Thousands of Canadian dollars)
(unaudited)
	September 30, 2006	December 31, 2005
Assets
Current assets
Cash	$ 13,657	$ 11,943
Accounts receivable	39,396	35,303
Financial derivatives (note 8)	10,159	415
Prepaid expenses, deposits and other	3,863	3,052
	67,075	50,713
Property, plant and equipment (note 4)	731,437	489,074
Deferred financing charges, net	5,268	1,210
Goodwill	76,256	70,546
	$ 880,036	$ 611,543

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 38,926	$ 36,348
Due to JED Oil Inc. (note 12)	-	15,151
Distribution payable to unitholders	5,986	7,699
Income taxes payable	2,871	2,066
Debt (note 2)	334,666	95,450
Note payable	-	4,071
Marketing contracts and financial derivatives (note 8)	119	1,447
Current portion of capital lease	936	878
	383,504	163,110
Asset retirement obligations (note 5)	27,474	24,323
Future income tax liability	74,137	100,297
Capital lease	993	1,702
	486,108	289,432

Non-controlling interest (note 6)	1,848	32,402

Unitholders’ Equity (note 7)
Unitholders’ capital	543,100	373,761
Warrants	1,215	1,215
Contributed surplus	2,670	573
Deficit	(150,089)	(85,840)
Cumulative translation adjustment	(4,816)	-
	392,080	289,709
Debt and need to refinance (note 2)
Subsequent events (note 2)	$ 880,036	$ 611,543
See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

(“signed”)

(“signed”)

Keith Conrad

Joseph Vidal

Director

Director

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
(Thousands of Canadian dollars, except per trust unit amounts)
(unaudited)
	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005

Revenues
Oil and natural gas	$ 64,045	$ 47,638	$ 178,296	$ 107,495
Royalties	(12,342)	(10,487)	(37,092)	(23,159)
	51,703	37,151	141,204	84,336
Expenses
Operating	13,745	7,698	32,791	21,613
General and administrative	4,894	2,428	12,767	7,341
Interest	8,202	1,365	18,159	2,715
Financing fees	3	-	382	-
Amortization of deferred financing charges	4,018	-	7,975	16
Depletion, depreciation and accretion	36,667	18,130	99,281	40,417
Financial derivative gain	(9,290)	-	(10,069)	-
Foreign exchange loss	343	-	526	-
	58,582	29,621	161,812	72,102
Earnings (loss) before taxes and non-controlling interest	(6,879)	7,530	(20,608)	12,234

Income tax expense (reduction)
Current	681	933	681	1,102
Future	(10,566)	(888)	(26,305)	(3,364)
Earnings before non-controlling interest	3,006	7,485	5,016	14,496

Non-controlling interest (note 6)	6	396	65	589
Net earnings	3,000	7,089	4,951	13,907

Distributions declared	(18,138)	(18,659)	(69,200)	(47,695)
Deficit, beginning of period	(134,951)	(39,532)	(85,840)	(17,314)

Deficit, end of period	$ (150,089)	$ (51,102)	$ (150,089)	$ (51,102)

Net earnings per trust unit (note 7)
Basic	$ 0.07	$ 0.23	$ 0.12	$ 0.50
Diluted	$ 0.07	$ 0.23	$ 0.11	$ 0.50

See accompanying notes to consolidated financial statements

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousand Canadian dollars)
(unaudited)
	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005

Cash provided by (used in):
Operating
Net earnings	$ 3,000	$ 7,089	$ 4,951	$ 13,907
Depletion, depreciation and accretion	36,667	18,130	99,281	40,417
Future income tax reduction	(10,566)	(888)	(26,305)	(3,364)
Amortization of deferred financing charges	4,018	-	7,975	16
Financial derivatives	(9,290)	-	(10,069)	-
Amortization of marketing contract	-	(1,007)	(1,447)	(1,007)
Non-controlling interest	6	396	65	589
Foreign exchange	(22)	-	(592)	-
Unit-based compensation	1,468	220	2,700	468
Changes in non-cash working capital items	(13,589)	(7,318)	(38,237)	(3,481)
	11,692	16,622	38,322	47,545
Financing
Distributions paid	(21,083)	(16,918)	(70,913)	(45,128)
Bank indebtedness	-	(9,839)	(99,739)	(23,159)
Bridge credit facilities	-	-	401,242	-
Bridge credit facility repayment	-	-	(60,630)	-
Repayment of debt assumed on Oklahoma Asset acquisition	(8)	-	(14,164)	-
Capital lease	(222)	(203)	(651)	(597)
Proceeds from (repayment of) notes	-	4,399	(3,990)	4,399
Deferred financing charges	(887)	(186)	(10,297)	(186)
Due to JED Oil Inc., net	4,846	3,376	(2,052)	10,377
Issue of trust units, net of issue costs	(12)	(187)	12,247	11,478
Exercise of trust unit options	-	2,001	1,399	7,415
	(17,366)	(17,557)	152,452	(35,401)
Investing
Property, plant and equipment additions	1,181	(4,586)	(17,107)	(24,436)
Deposit on acquisition	-	-	-	2,400
Proceeds on disposal of property, plant and equipment	238	-	6,789	2,104
Acquisition of Oklahoma Assets (note 3)	(14,254)	-	(190,850)	-
Acquisition of Rocky Mountain Gas, Inc.	-	(249)	-	(83)
Acquisition of High Point	-	1,282	-	1,282
Changes in capital accounts payable	13,283	4,771	12,108	4,866
	448	1,218	(189,060)	(13,867)
Change in cash	(5,226)	283	1,714	(1,723)
Cash, beginning of period	18,883	2,773	11,943	4,779
Cash, end of period	$ 13,657	$ 3,056	$ 13,657	$ 3,056

During the nine month period ended September 30, 2006 the Trust paid interest of $16,789 (nine months ended September 30, 2005 - $2,715) and taxes of $nil (nine months ended September 30, 2005 – $1,102).

See accompanying notes to consolidated financial statements

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

1.

Basis of Presentation

The interim consolidated financial statements of Enterra Energy Trust (the “Trust”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  These interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2005, and should be read in conjunction with those consolidated financial statements.  The interim consolidated financial statements contain disclosures which are supplemental to the Trust’s annual consolidated financial statements.  Certain disclosures which are normally required to be included in the notes to the amended consolidated financial statements have been condensed or omitted.

2.

Debt and Need to Refinance

On January 18, 2006, the Trust drew on a US$50.0 million senior bridge credit facility to secure the acquisition of the Oklahoma Assets.  The facility was a reducing non-revolving loan secured by a first charge over the notes from the sellers of the Oklahoma Assets.  The loan bore interest at U.S. dollar commercial loan rate plus 0.5% and was repaid on March 22, 2006.

In March 2006, the Trust closed a $110.0 million senior secured bridge facility.  This reducing non-revolving credit facility was used to repay the existing $100.0 million credit facilities of the Trust.  The facility bears interest at 2.5% above bank prime lending rates.  $2.0 million of the facility was repaid on June 30, 2006 and another payment of $8.0 million is due by November 30, 2006.  The facility matures on December 31, 2006.  The facility is secured by a first charge over all Canadian assets of the Trust and a second charge over all US assets.  The credit facility requires the Trust to maintain certain financial covenants.  The Trust was in breach of certain of the financial covenants at September 30, 2006.  Failure to remedy any breach, or to obtain a waiver of the breach from the lender, will result in the facility becoming due and payable immediately.  The Trust does not expect to remedy the covenant breaches as it expects to repay the facility prior to that time.

In March 2006, the Trust closed a US$200.0 million senior secured bridge credit facility to partially fund the acquisition of the Oklahoma Assets, repay the US$50.0 million bridge credit facility noted above and provide working capital to the Trust.  This non-revolving facility originally bore interest at 4.5% above London Interbank Offering Rate and matured September 20, 2006.  The Trust exercised a one-time option to extend the facility to December 20, 2006.  As a result of this extension, the interest rate increases by 1% per month.  The facility is secured by a first charge over all US assets and a second charge over all Canadian assets.  The terms of the credit facility restrict the Trust’s ability to withdraw more than US$1.5 million per month from the US segment.  The credit facility requires the Trust to maintain certain financial covenants.  As at September 30, 2006, the Trust had drawn $223.5 million (US$200.0 million) on the facility.  The Trust was in breach of certain financial covenants at September 30, 2006.  Failure to remedy any breach, or to obtain a waiver of the breach from the lender, will result in the facility becoming due and payable immediately.  The Trust does not expect to remedy the covenant breaches as it expects to repay the facility prior to that time.

On October 11, 2006, the Trust entered into an agreement with a syndicate of lenders for a $180.0 million revolving extendible credit facility and a $20.0 million revolving extendible operating credit facility.  The facilities are subject to the Trust closing at least $150.0 million of equity in the form of trust units or convertible debentures.  The facilities are 364 day extendible facilities that are secured with a first priority charge over the Trust’s assets.  Borrowings under the facilities bear interest at banker’s acceptance rates, Canadian or US prime rates or LIBOR plus applicable margins ranging from nil to 1.65% depending on the form of borrowing and the Trust’s debt to cash flow ratio. The initial margin is expected to be 0.4% on prime rate borrowings and 1.4% on banker’s acceptance rates or LIBOR borrowing.  The Trust expects to draw on the facilities to partially repay the balance of the US$200.0 million senior secured bridge credit facility and the $110.0 million senior secured bridge facility.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

The Trust signed an underwriting agreement dated October 27, 2006 and on October 30, 2006 filed a preliminary prospectus for a bought deal for the issuance of $120.0 million of 8.0% unsecured subordinated debentures convertible into units at a price of $9.50 and $35.0 million of trust units at a price of $8.50.  The Trust also granted to the underwriters an over-allotment option to purchase up to an additional $5.3 million of trust units at the offering price and an additional $18.0 million of debentures, exercisable up to 30 days from the closing of the offering.  The offering was expected to close on November 9, 2006.  The proceeds from the offering were to be used to partially repay the US$200.0 million senior secured bridge credit facility and the $110.0 million senior secured bridge facility.

On October 31, 2006, the federal government announced proposed tax legislation changes that could significantly impact how income trusts are taxed in Canada. The proposed tax legislation changes and the ensuing impact on the capital markets caused the Trust and the underwriters to reconsider the offering. As a consequence, the closing which was originally scheduled to occur on November 9, 2006 was postponed.

On November 6, 2006, to ensure that the Trust is able to refinance the bridge facilities should the Trust and the underwriters elect to postpone the offering for an extended period of time, the Trust agreed to terms for a $350.0 million senior secured bridge facility with one of its existing lenders.  The facility is a reducing, non-revolving facility that bears interest at 2.5% above bank prime lending rates.  The facility will be secured by a first charge over all of the Trust’s assets and will mature on May 31, 2007.  The facility will require the Trust to maintain certain financial covenants.  The Trust must satisfy several conditions prior to being able to draw on the new bridge facility. There can be no assurances that the Trust will be able to satisfy the required conditions.

On November 9, 2006, the Trust signed a revised underwriting agreement for a bought deal for the issuance of $120.0 million of 8.0% unsecured subordinated debentures convertible into units at a price of $9.25 and $35.0 million of trust units at a price of $8.10.  The Trust also granted to the underwriters an over-allotment option to purchase up to an additional $5.3 million of trust units at the offering price and an additional $18.0 million of debentures, exercisable up to 30 days from the closing of the offering.  The offering is scheduled to close on November 21, 2006.  The proceeds from the offering will be used to partially repay the US$200.0 million senior secured bridge credit facility and the $110.0 million senior secured bridge facility.

The Trust must refinance the bridge credit facilities through the equity offering and the related credit facilities or with the $350.0 million bridge facility prior to the end of the remediation periods, being November 20, 2006 for the $108.0 million facility and November 30, 2006 for the US$200.0 million facility, or obtain waivers from the lenders with respect to the covenant violations.

If the Trust cannot refinance the existing credit facilities or obtain waivers, the existing lenders can require the Trust to suspend distributions to unitholders.  If alternative long term financing cannot be obtained, the ability of the Trust to continue as a going concern is uncertain.

3.

Acquisitions

During 2006, the Trust acquired oil and natural gas properties located in Oklahoma (“Oklahoma Assets”).  The Trust acquired the assets in four stages.

Prior to closing the acquisitions, the Trust acquired $49.7 million of notes payable by the primary vendors of the Oklahoma Assets; as a result the vendors owed the Trust $49.7 million.  The primary vendors repaid the Trust $38.5 million of the notes upon closing the second stage of the acquisition of the Oklahoma Assets.  The acquisition of the notes, by the Trust, was financed with a US$50.0 million senior bridge credit facility.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

On January 18, 2006, the Trust closed the first stage of the acquisition of the Oklahoma Assets.  The results of the operations of the assets acquired are included in the Trust’s consolidated financial statements as of January 18, 2006.

On March 21, 2006, the Trust closed the second stage of the acquisition of the Oklahoma Assets.  Along with the second stage, the Trust acquired the operating company of the Oklahoma Assets.  The results of operations of the assets acquired and the operating company are included in the Trust’s consolidated financial statements as of March 21, 2006.

On April 4, 2006, the Trust closed the third stage of the acquisition of the Oklahoma Assets.  The results of operations of the assets acquired are included in the Trust’s consolidated financial statements as of April 4, 2006.

On April 18, 2006, the Trust closed the fourth stage of the acquisition of the Oklahoma Assets.  The results of operations of the assets acquired are included in the Trust’s consolidated financial statements as of April 18, 2006.

The acquisition was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Current assets	$ 6,412
Property, plant and equipment	353,534
Current liabilities	(25,355)
Financial derivatives	(485)
Debt	(24,036)
Asset retirement obligations	(2,695)
$ 307,375

Cost of acquisitions:
Cash	$ 182,230
Transaction costs	8,620
5,685,028 trust units	116,525
$ 307,375

The purchase price allocation is preliminary and subject to change.  The value assigned to each Enterra Trust Unit of $20.51 (US$17.70) was based on the weighted average trading price on the New York Stock Exchange immediately prior to the measurement date.  For each of the January 18, 2006 and the March 21, 2006 closings there was a six-month adjustment period for certain specifically identified adjustment wells, which could increase the cost of the acquisition.  If the specifically identified wells produce an average volume (based on the best 30 day period in the last 60 days of the adjustment period) greater than the actual production acquired at closing, the cost of the acquisition will increase by US$36,000 per producing boe/day on the excess production of those wells.  During Q2 2006, the adjustment was calculated for the January 18, 2006 closing, resulting in additional consideration of $3.1 million being paid to the vendor.  During Q3 2006, the adjustments were calculated for the March 21, 2006 closings, resulting in additional consideration of $13.4 million being payable to the vendors.

The operations of the Oklahoma Assets are considered to be self-sustaining.  As a result, the revenues and expenses of this segment are translated to Canadian dollars using average exchange rates for the period.  Assets and liabilities are translated at the period-end exchange rate.  Gains or losses resulting from the translation are included in the cumulative translation account in unitholders’ equity.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Certain credit facilities were acquired in conjunction with the acquisition of the Oklahoma assets which are comprised of the following:  (a) a US$4.5 million unsecured revolving credit facility that bears interest at bank prime.  The facility was repaid on October 20, 2006; (b) a building mortgage, secured by the building, that bears interest at 7% per annum.  The mortgage matures on July 1, 2020.  As at September 30, 2006, the loan had a balance of $0.3 million (US$0.3 million); (c) a promissory note, used to acquire, and secured by, equipment owned by the operating company of the Oklahoma Assets.  The note matures on February 20, 2009 and bears interest at US prime plus 1%.  At September 30, 2006, the balance of the note was $0.1 million (US$0.1 million).

4.

Property, Plant and Equipment

		September 30, 2006
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$982,877	$(253,904)	$728,973
Office furniture and equipment	4,287	(1,823)	2,464
	$987,164	$(255,727)	$731,437

		December 31, 2005
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$644,260	$(156,445)	$487,815
Office furniture and equipment	2,781	(1,522)	1,259
	$647,041	$(157,967)	$489,074

On September 28, 2006, the Trust sold $44.0 million of petroleum and natural gas properties to JED Oil Inc. in exchange for $30.9 million of petroleum and natural gas properties and the settlement of the $13.1 million balance due to JED Oil Inc.

At September 30, 2006, included in petroleum and natural gas properties are assets acquired and pledged under capital lease agreements with a cost of $5,218,000 and net book value of  $2,182,000 (December 31, 2005 - $5,218,000 and $2,597,000).

At September 30, 2006 costs of undeveloped land and seismic of $37,519,000 (December 31, 2005 - $58,353,000) were excluded from the calculation of depletion expense for the Canadian cost centre.  At September 30, 2006 costs of undeveloped land of $8,410,000 (December 31, 2005 - $13,313,000) were excluded from the calculation of depletion expense for the United States cost centre.

Depletion and depreciation expense related to the Canadian and the US cost center for the three months ended September 30, 2006 was $23,906,000 and $12,246,000 respectively and for the nine months ended September 30, 2006 was $68,649,000 and $29,124,000, respectively (U.S. cost center three and nine months ended September 30, 2005 – $847,000, Q1 and Q2 2005 – no US cost center).

5.

Asset Retirement Obligations

The asset retirement obligations were estimated by management based on the Trust’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred. At September 30, 2006, the Trust estimated the asset retirement obligation to be $24,474,000 (December 31, 2005 – $24,323,000), based on a total future

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

liability of $47,825,000 (December 31, 2005 - $41,074,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages at 7 years, but extends up to 20 years into the future. This amount has been calculated using an inflation rate of 2% and discounted using a credit-adjusted risk-free interest rate of 8%.

The following table reconciles the asset retirement obligations:

Asset retirement obligation, December 31, 2005	$ 24,323
Increases (decrease) in liabilities during the period related to:
Acquisitions	2,695
Additions	1,190
Accretion expense	1,508
Settlement of obligations	(1,959)
Foreign exchange	(283)
Asset retirement obligation, September 30, 2006	$ 27,474

6.

Non-controlling Interest (“NCI”)

Number of exchangeable shares issued	EEC	RMG	RMAC series B	Total
Balance at December 31, 2005	348,146	736,842	659,116	1,744,104
Exchanged for trust units	(331,809)	(736,842)	(591,766)	(1,660,417)
Balance at September 30, 2006	16,337	-	67,350	83,687

Non-controlling interest	Amount
Balance at December 31, 2005	$ 32,402
Exchanged for trust units	(30,619)
Non-controlling interest in net earnings	65
Balance at September 30, 2006	$ 1,848

During Q3 2006, a total of 25,000 (Q1, Q2 and Q3  2006 – 331,809) Enterra Energy Corp. exchangeable shares were converted into 33,480  (Q1, Q2 and Q3  2006 – 422,397) trust units at an exchange ratio prevailing at the time of conversion.  During Q3 2006, a total of 23,221 (Q1, Q2 and Q3  2006 – 591,766) RMAC series B exchangeable shares were converted into 26,096 (Q1, Q2 and Q3 2006 – 619,193) trust units at an exchange ratio prevailing at the time of conversion.  During Q2 2006, all of the 736,842 RMG exchangeable shares were converted into 736,842 trust units.  The exchange of the EEC exchangeable shares is treated as a step acquisition, which increased goodwill by $0.5 million in Q3 2006 (Q3 2006 year to date - $5.6 million) for the difference between the fair value of the trust unit issued and the carrying value of the EEC exchangeable share at the time of exchange.

At September 30, 2006 the exchange ratio for Enterra Energy Corp. exchangeable shares was 1.33920 and for RMAC series B exchangeable shares was 1.14482.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

7.

Unitholders’ Equity

Authorized trust units

An unlimited number of trust units may be issued.

The trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption.   Trust units can be redeemed to a cash limit of $100,000 per year or a greater limit at the discretion of the Trust.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of the Trust and second by issuance of promissory notes by the Trust.

Issued trust units

	Number of Units	Amount
Balance at December 31, 2005	36,504,416	$ 373,761
Issued for cash pursuant to private placements	657,500	12,544
Issued on acquisition of Oklahoma Assets (note 2)	5,685,028	116,525
Issued as financing fees	116,054	2,077
Issued for exchangeable shares	1,778,432	36,488
Issued under restricted unit plan	36,091	575
Issued on exercise of options	99,905	1,427
Unit issue costs	-	(297)
Balance at September 30, 2006	44,877,426	$ 543,100

Contributed surplus

Amount
Balance at December 31, 2005	$ 573
Trust unit option based compensation	942
Restricted and performance unit compensation	1,758
Transfer to trust units on option exercise	(28)
Transfer to trust units on restricted unit grant	(575)
Balance at September 30, 2006	$ 2,670

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Trust unit options

Enterra has granted trust unit options to directors, officers, employees and consultants of the Trust.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest over a 3-year period and have a term of 5 years. At the time of grant, the exercise price is equal to the market price.

The following options have been granted:

	Number of options	Weighted-average exercise price
Options outstanding, December 31, 2005	1,431,405	$ 22.31
Options granted	677,000	16.57
Options exercised	(99,905)	14.00
Options cancelled	(475,827)	23.04
Options outstanding, September 30, 2006	1,532,673	$ 20.84
Options exercisable, September 30, 2006	311,669	$ 23.81

Estimated fair value of stock options

The estimated fair value of options granted in 2006 was determined using the Black-Scholes model under the following assumptions:

2006
Weighted-average fair value of options granted ($/option)	$1.05
Risk-free interest rate (%)	4%
Estimated hold period prior to exercise (years)	5
Expected volatility (%)	45%
Expected cash distribution yield (%)	14%
Forfeiture rate (%)	10%

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Restricted and Performance units

The Trust has granted restricted and performance units to directors, officers, employees and consultants of the Trust.  Restricted units (“RU’s”) vest over a contracted period and provide the holder with trust units on the vesting dates of the RU’s.  The actual units granted is based on the number of restricted units granted times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly distribution of the Trust divided by the five day weighted average price of the Trust’s units based on the New York Stock Exchange for the period preceding the distribution date.  Performance units (“PU’s”) vest at the end of two years and provide the holder with trust units based on the same multiplier as the RU’s as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on the Trust’s total unitholder return compared to its peers.

The following restricted and performance units have been granted:

	Number of restricted units	Weighted-average grant date fair value	Number of performance units	Weighted-average grant date fair value
Units outstanding, December 31, 2005	-	$ -	-	$ -
Granted	452,170	15.22	202,650	15.39
Vested	(34,886)	15.66	-	-
Cancelled	(5,202)	15.66	(2,171)	15.66
Units outstanding, September 30, 2006	412,082	$ 15.18	200,479	$ 15.39

Reconciliation of earnings per unit calculations

For the three months ended September 30, 2006
	Net Earnings	Weighted Average Units Outstanding	Per Unit
Basic	$ 3,000	44,815,633	$ 0.07
Exchangeable shares / Non-controlling interest	6	139,200
Restricted and performance units assumed exercised		612,561
Diluted	$ 3,006	45,567,394	$ 0.07

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

For the nine months ended September 30, 2006
	Net Earnings	Weighted Average Units Outstanding	Per Unit
Basic	$ 4,951	42,364,523	$ 0.12
Exchangeable shares / Non-controlling interest	65	807,876
Restricted and performance units assumed exercised		612,561
Options assumed exercised		435,000
Units assumed purchased		(399,509)
Diluted	$ 5,016	43,820,451	$ 0.11

For the calculation of the weighted average number of diluted units outstanding for the three months ended September 30, 2006, the unit options and warrants were excluded, as they were anti-dilutive to the calculation.

For the calculation of the weighted average number of diluted units outstanding for the nine months ended September 30, 2006, 1,097,673 unit options and 301,000 warrants were excluded, as they were anti-dilutive to the calculation.

For the three months ended September 30, 2005
	Net Earnings	Weighted Average Units Outstanding	Per Unit
Basic	$ 7,089	31,052,000	$ 0.23
Exchangeable shares / Non-controlling interest	396	1,753,948
Options assumed exercised		1,277,500
Units assumed purchased		(985,411)
Diluted	$ 7,485	33,098,037	$ 0.23

For the nine months ended September 30, 2005
	Net Earnings	Weighted Average Units Outstanding	Per Unit
Basic	$ 13,907	27,590,771	$ 0.50
Exchangeable shares / Non-controlling interest	589	967,597
Options assumed exercised		1,277,500
Units assumed purchased		(1,085,459)
Diluted	$ 14,496	28,750,409	$ 0.50

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

8.

Financial Instruments

The Trust has entered into derivative financial instruments and fixed price physical contracts to minimize the risk of exposure to fluctuations in crude oil and natural gas prices and electricity costs. At September 30, 2006, the Trust had the following financial derivatives outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Collars	Gas	8.50 by 14.00 (Cdn $/GJ)	5,000 GJ	October 1, 2006 – October 31, 2006
Collars	Gas	8.50 by 13.05 (Cdn $/GJ)	5,000 GJ	October 1, 2006 – October 31, 2006
Collars	Gas	7.50 by 12.00 (Cdn $/GJ)	7,500 GJ	November 1, 2006 – March 31, 2007
Collars	Gas	7.50 by 9.00 (Cdn $/GJ)	10,000 GJ	April 1, 2007 – October 31, 2007
Collars	Gas	8.00 by 12.00 (Cdn $/GJ)	10,000 GJ	November 1, 2007 – March 31, 2008
Collars	Gas	6.75 by 8.75 (US $/mmbtu)	4,000 mmbtu	October 1, 2006 – October 31, 2006
Collars	Gas	7.20 by 9.00 (US$/mmbtu)	10,000 mmbtu	October 1, 2006 – October 31, 2006
Collars	Gas	8.00 by 15.70 (US $/mmbtu)	12,000 mmbtu	November 1, 2006 – March 31, 2007
Collars	Gas	7.50 by 11.15 (US $/mmbtu)	10,000 mmbtu	April 1, 2007 – October 31, 2007
Collars	Gas	8.00 by 16.40 (US $/mmbtu)	10,000 mmbtu	November 1, 2007 – March 31, 2008
Collars	Oil	55.00 by 70.35 (US$/bbl)	500 bbl	October 1, 2006 – December 31, 2006
Collars	Oil	55.00 by 65.50 (US$/bbl)	500 bbl	October 1, 2006 – December 31, 2006
Collars	Oil	55.00 by 78.50 (US$/bbl)	500 bbl	October 1, 2006 – December 31, 2006
Collars	Oil	55.00 by 74.70 (US$/bbl)	1,000 bbl	October 1, 2006 – December 31, 2006
Collars	Oil	56.00 by 80.00 (US$/bbl)	1,000 bbl	October 1, 2006 – December 31, 2006
Collars	Oil	55.00 by 81.20 (US$/bbl)	1,000 bbl	January 1, 2007 – June 30, 2007
Collars	Oil	55.00 by 80.50 (US$/bbl)	1,000 bbl	January 1, 2007 – December 31, 2007
Collars	Oil	55.00 by 80.50 (US$/bbl)	1,000 bbl	July 1, 2007 – December 31, 2007
Collars	Oil	55.00 by 78.60 (US$/bbl)	500 bbl	January 1, 2007 – December 31, 2007
Fixed purchase	Power (Alberta)	62.90 (Cdn $/Mw)	3 Mw/hour	October 1, 2006 – December 31, 2009

The estimated fair market value of the financial derivatives at September 30, 2006 are assets of $10.2 million and liabilities of $0.1 million for a net mark to market position of $10.1 million.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

9.

Contingencies

Certain claims have been brought against the Trust in the ordinary course of business.  In the opinion of management, all such claims are adequately covered by insurance, or if not so covered, are not expected to materially affect the Trust’s financial position.

10.

Segmented Information

The Trust has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005

Revenue
Canada	$ 39,640	$ 45,571	$ 119,540	$ 105,428
U.S.	24,405	2,067	58,756	2,067
	$ 64,045	$ 47,638	$ 178,296	$ 107,495
Property, plant and equipment
Canada			$ 398,419	$ 483,998
U.S.			333,018	35,336
			$ 731,437	$ 519,334
Goodwill
Canada			$ 76,256	$ 73,184
U.S.			-	9,253
			$ 76,256	$ 82,437

11.

Related Parties

During Q3 2006 the Trust paid $120,000 (Q3 2006 year to date - $415,000) to Macon Resources Ltd. (“Macon”), a company 100% owned by the Chief Executive Officer of the Trust, for management services provided by the Chief Executive Officer and the former Chief Financial Officer.  At September 30, 2006 $nil (December 31, 2005 - $84,000) was payable by the Trust to Macon.

During Q1 2006 the Trust entered into a farmout agreement with Petroflow Energy Inc. (“Petroflow”), a public oil and gas development company, whereby Petroflow has agreed to fund 100% of the drilling and completion costs of the Oklahoma Asset’s undeveloped lands.  The Chief Executive Officer for the Trust owns, directly and indirectly, approximately 14% of the outstanding shares of Petroflow.  As at September 30, 2006, the Trust had $2.2 million of net receivables from Petroflow.  The receivables are for reimbursement of actual costs incurred by the Trust and are due within 30 days.  Subsequent to September 30, 2006 $1.0 million was received from Petroflow.  During Q3 2006, there were no revenues earned, nor expenses incurred to or from Petroflow.

During Q3 2006, the final adjustment period on the Oklahoma Asset acquisition concluded.  As a result of the adjustment payment, at September 30, 2006 the Trust owes $4.1 million to a director of the Trust who was a former owner of the Oklahoma Assets.

A director and an officer of the Trust have common interests, with the Trust, in certain of the Oklahoma Assets.  As a result of the common interests certain balances will be payable or receivable due to normal operations of the common properties.  At September 30, 2006 $2.1 million was payable to the Trust from the director.  This payable will be netted against the settlement of the adjustment payment for the Oklahoma Assets as noted above.  At September 30, 2006 no amounts were payable or receivable from the officer.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

12.

Relationship with JED Oil Inc. (“JED”)

On January 1, 2006, the Trust terminated the Technical Services Agreement with JED.  The Trust now manages its own management, development, exploitation, operations and general and administrative activities.

On February 1, 2006, the Trust repaid the $8,000,000 unsecured notes payable to JED that were outstanding at December 31, 2005.  During the first quarter of 2006, $64,000 of interest was charged on the notes.

On September 28, 2006, the Trust terminated the existing farmout, joint services and business principles agreements with JED.  Concurrent with the termination of the agreements, the Trust settled all ($13.1 million) amounts owing to JED (December 31, 2005 - $15.2 million).